Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	NIRE. 35300010230
A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS
OF MAY 5, 2008

On May 5, 2008, at 4:00 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s head office, with the legal quorum being present and under the chairmanship of Mr. Olavo Egydio Setubal, for the following purposes: (i) to appoint the Chairman and the Vice Chairmen of the Board of Directors, as well as the alternate of the Chairman in the event of his incapacity or absence; (ii) to elect the individuals who shall make up the Board of Executive Officers, defining the specific areas of responsibility each one of the officers; (iii) to appoint the members of the Appointments and Compensation Committee, the Audit Committee, the Capital and Risks Management Committee; the Accounting Policies Committee and the Disclosure and Insider Trading Committee; (iv) to elect the members of the Advisory Board and International Advisory Board, all to enjoy an annual term of office which shall continue until those elected at the first meeting of the Board of Directors immediately following the Ordinary General Meeting of 2009, and to take up their positions.

Submitted to the examination and verified the prior conditions of eligibility of the persons to be elected pursuant to articles 146 and 147 of Law 6,404/76, article 3 of CMN Resolution 3,041/02 (Board of Executive Officers, Audit Committee and Advisory Board and International Advisory Board) and in CVM Instruction 367/02 (Board of Executive Officers), the Directors unanimously decided:

BOARD OF DIRECTORS

1)  to appoint as Chairman OLAVO EGYDIO SETUBAL and as Vice Chairmen JOSÉ CARLOS MORAES ABREU, ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL;

2)  to nominate the Vice Chairman JOSÉ CARLOS MORAES ABREU alternate for the Chairman of the Board, in the event of  his incapacity or absence;

BOARD OF EXECUTIVE OFFICERS

3)  to establish that there shall be 11 (eleven) seats on the Board of Executive Officers, being the Chief Executive Officer, 2 (two) Executive Vice Presidents, 4 (four) Executive Directors and 4 (four) Managing Directors;

4)  to comprise the Board of Executive Officers:

Chief Executive Officer: to reelect ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.548.549, enrolled in the

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of May 5 2008	page 2

Brazilian tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa – 10th floor;

Executive Vice Presidents: to reelect ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 6.045.777, enrolled in the Brazilian tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 13th floor, and CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Brazilian identity card RG-SSP/SP number 10.266.958, enrolled in the Brazilian tax register (CPF) under number 039.690.188-38, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor;

Executive Directors:  to elect ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 4.518.457-4, enrolled in the Brazilian tax register (CPF) under number 528.154.718-68, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor, and SÉRGIO RIBEIRO DA COSTA WERLANG, Brazilian, married, engineer, bearer of Brazilian identity card RG-IFP/RJ number 04.590.754-0 enrolled in the Brazilian tax register (CPF) under number 506.666.577-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 6th Floor, and reelect RODOLFO HENRIQUE FISCHER, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 5.228.587-X, enrolled in the Brazilian tax register (CPF) under number 073.561.718-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso Zero, and SILVIO APARECIDO DE CARVALHO, Brazilian, divorced, business administrator, bearer of Brazilian identity card RG-SSP/SP number 3.293.653, enrolled in the Brazilian tax register (CPF) under number 391.421.598-49, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor; and

Managing Directors: to elect JOSÉ EDUARDO LIMA DE PAULA ARAÚJO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP number 19.840.851-1, enrolled in the Brazilian tax register (CPF) under number 147.989.458-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 3rd floor, and reelect JACKSON RICARDO GOMES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 9.418.884, enrolled in the Brazilian tax register (CPF) under number 019.723.148-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor; MARCO ANTONIO ANTUNES, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 7.669.530-X, enrolled in the Brazilian tax register (CPF) under number 002.975.098-96, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Conceição – 12th floor; and WAGNER ROBERTO PUGLIESE, Brazilian, married, accountant, bearer of Brazilian identity card RG-SSP/SP number 10.311.777, enrolled in the Brazilian tax register (CPF) under number 006.233.488-37, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – Piso -1;

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of May 5 2008	page 3

5)  pursuant to the regulatory provisions of the Central Bank of Brazil and the Brazilian Securities Commission-CVM, to appoint:

a)  the Executive Vice-President ALFREDO EGYDIO SETUBAL as Investor Relations Officer;

b)  the Executive Vice President CANDIDO BOTELHO BRACHER as responsible for the Commercial, Investment, Credit Finance and Investment, Home Mortgage Credit and Leasing Portfolios;

c)  the Executive Director RODOLFO HENRIQUE FISCHER as responsible for Deposit Accounts, Foreign Exchange Operations, Swap Operations, Lending Operations and Exchange of Securities, Rural and Committed Operations, Liquidity Risk Control and the Brazilian Payments System  and National Financial System Customer Register;

d)  the Executive Director SÉRGIO RIBEIRO DA COSTA WERLANG as responsible for Operating Risk Management and Market Risk Management;

e)  the Managing Director JACKSON RICARDO GOMES as responsible for Managing Risk,  Foreign Exchange Risk and Central Risk System Unit;

f)  the Managing Director MARCO ANTONIO ANTUNES as responsible for the Accounting Area, for up-dating information in the UNICAD System and for the Allegations, Complaints and Information Requests Registration System;

g)  the Managing Director WAGNER ROBERTO PUGLIESE as responsible for Prevention and Combating of Money Laundering;

APPOINTMENTS AND COMPENSATION COMMITTEE

6)  to elect as President OLAVO EGYDIO SETUBAL Brazilian, married, electrical engineer, bearer of Brazilian identity card RG-SSP/SP number 505.516, enrolled in the Brazilian tax register (CPF) under number 007.773.588-91, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Itaúsa – Piso Itaúsa; and as Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 11.759.083-6, enrolled in the Brazilian tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo at Rua Sansão Alves dos Santos, 102, 5th floor, CARLOS DA CAMARA PESTANA, Portuguese, married, lawyer, bearer of Brazilian foreign residents’ identity card number RNE/DPMAF-SE-W-289499-K, enrolled in the Brazilian tax register (CPF) under number 401.016.577-49, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 10th floor,  FERNÃO CARLOS BOTELHO BRACHER, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SSP/SP nº 1.309.953, enrolled in the Brazilian tax register (CPF) under number 004.286.808-44, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 3.400 – 4th floor, JOSÉ CARLOS MORAES ABREU, Brazilian, widower, lawyer, bearer of Brazilian identity card RG-SSP/SP number 463.218, enrolled in the Brazilian tax register (CPF) under number 005.689.298-53, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Itaúsa,

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of May 5 2008	page 4

ROBERTO EGYDIO SETUBAL, above qualified, and ROBERTO TEIXEIRA DA COSTA, Brazilian, married, economist, bearer of Brazilian identity card  RG-SSP/SP number 3.246.995-0, enrolled in the Brazilian tax register (CPF) under number 007.596.358-20, domiciled in the city and state of São Paulo at Rua Pedro Avancine, 73 – 8th floor;

AUDIT COMMITTEE

7)  to reelect as President CARLOS DA CAMARA PESTANA, above qualified; and as Members: ALCIDES LOPES TÁPIAS, Brazilian, married, lawyer, bearer of Brazilian identity card  RG-SSP/SP number 3.262.877, enrolled in the Brazilian tax register (CPF) under number 024.054.828-00, domiciled in the city and state of São Paulo at Av. Paulista, 37, 10th floor, GUSTAVO JORGE LABOISSIERE LOYOLA, Brazilian, married, economics professor, bearer of Brazilian identity card  RG-SSP/DF number 408.776, enrolled in the Brazilian tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498 and TEREZA CRISTINA GROSSI TOGNI, Brazilian, married, bachelor's degree in business administration and accounting, bearer of Brazilian identity card  RG-SSP/MG number M-525.840, enrolled in the Brazilian tax register (CPF) under number 163.170.686-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Metrô;

8)  to maintain as specialist to the Audit Committee of the Itaú Financial Conglomerate, with responsibilities pursuant to Resolution 3,198 of the National Monetary Council and the Sarbanes-Oxley Act of the United States Congress, the Director TEREZA CRISTINA GROSSI TOGNI, due to her undoubted knowledge in the accounting and auditing areas;

CAPITAL AND RISKS MANAGEMENT COMMITTEE

9)  to elect as Chairman ROBERTO EGYDIO SETUBAL, above qualified; and as Members CANDIDO BOTELHO BRACHER, above qualified; GUSTAVO JORGE LABOISSIERE LOYOLA, above qualified; HENRI PENCHAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 2.957.281, enrolled in the Brazilian tax register (CPF) under number 061.738.378-20, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12th floor; PERSIO ARIDA, Brazilian, divorced, economist, bearer of Brazilian identity card RG-SSP/SP number 4.821.348, enrolled in the Brazilian tax register (CPF) under number 811.807.138-34, resident in England, at Flat 11, 48, Evelyn Gardens, London; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 15.111.115-7, enrolled in the Brazilian tax register (CPF) under number 252.398.288-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Alfredo Egydio – 12th floor; RODOLFO HENRIQUE FISCHER and SERGIO RIBEIRO DA COSTA WERLANG, above qualified;

ACCOUNTING POLICIES COMMITTEE

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of May 5 2008	page 5

10)  to elect as Chairman ROBERTO EGYDIO SETUBAL, above qualified; and as Members ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, ANTONIO CARLOS BARBOSA DE OLIVEIRA, HENRI PENCHAS, SERGIO RIBEIRO DA COSTA WERLANG, SILVIO APARECIDO DE CARVALHO and TEREZA CRISTINA GROSSI TOGNI, above qualified;

DISCLOSURE AND INSIDER TRADING COMMITTEE

11)  to appoint as Chairman the Investor Relations Officer ALFREDO EGYDIO SETUBAL, above qualified; and reelect as Members ALCIDES LOPES TÁPIAS, ALFREDO EGYDIO ARRUDA VILLELA FILHO, ANTONIO CARLOS BARBOSA DE OLIVEIRA, HENRI PENCHAS, ROBERTO TEIXEIRA DA COSTA, TEREZA CRISTINA GROSSI TOGNI, SILVIO APARECIDO DE CARVALHO, above qualified, and ANTONIO JACINTO MATIAS, Portuguese, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 3.375.448-2, enrolled in the Brazilian tax register (CPF) under number 331.476.988-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, 8th floor;

ADVISORY BOARD

12)  to reelect the current Members FERNANDO DE ALMEIDA NOBRE NETO, Brazilian, married, lawyer, bearer of Brazilian identity card RG-SP/SP number 3.931.092, enrolled in the Brazilian tax register (CPF) under number 002.936.448-53, domiciled in the city and state of São Paulo at Rua Butantã, 461, 5th floor, LÍCIO MEIRELLES FERREIRA, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 280.844, enrolled in the Brazilian tax register (CPF) under number 006.528.148-91, domiciled in the city and state of São Paulo at Rua Boquim, 589 and LUIZ  EDUARDO CAMPELLO, Brazilian, widower, industrialist, bearer of Brazilian identity card RG-SSP/SP number 469.836, enrolled in the Brazilian tax register (CPF) under number 007.362.288-53, domiciled in the city and state of São Paulo at Rua Nicarágua, 220;

INTERNATIONAL ADVISORY BOARD

13)  to appoint as Chairman, the Chief Executive Officer ROBERTO EGYDIO SETUBAL, above qualified,  and to reelect Members ARTUR EDUARDO BROCHADO DOS SANTOS SILVA, Portuguese, married, lawyer, Identity Document (Portugal) number 1.960.575, domiciled at Rua Tenente Valadim, 284, Porto – Portugal, CARLOS DA CAMARA PESTANA, above qualified, FERNÃO CARLOS BOTELHO BRACHER, above qualified, HENRI PENCHAS, above qualified, JOSÉ CARLOS MORAES ABREU, above qualified, MARIA DE LOURDES EGYDIO VILLELA, Brazilian, divorced, psychologist, bearer of Brazilian identity card RG-SSP/SP number 2.497.608-8, enrolled in the Brazilian tax register (CPF) under number 007.446.978-91, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, Piso Terraço, ROBERTO TEIXEIRA DA

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of May 5 2008	page 6

COSTA, above qualified, RUBENS ANTONIO BARBOSA, Brazilian, married, lawyer, bearer of Brazilian identity card MRE/DF number 5227, enrolled in the Brazilian tax register (CPF) under number 090.564.241-49, domiciled in the city and state of São Paulo at Avenida Brigadeiro Faria Lima, 2.055 – 9th floor, suite 92, and SERGIO SILVA DE FREITAS, Brazilian, married, engineer, bearer of Brazilian identity card RG-SSP/SP number 6.523.309, enrolled in the Brazilian tax register (CPF) under number 007.871.838-49, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Eudoro Villela – 3th floor.

Concluding the agenda of the day, the Chairman reminded the meeting’s participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting’s decisions.

With the items on the agenda concluded, the Chairman requested that the respective minutes be transcribed. With these having been read and signed by all, the meeting was declared closed. São Paulo-SP, May 5, 2008. (signed) Olavo Egydio Setubal - Chairman; Alfredo Egydio Arruda Villela Filho, José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer